UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)

Investcorp Credit Management BDC, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

12574Q103
(CUSIP Number)

Investcorp BDC Holdings Limited
Century Yard
Cricket Square, P.O. Box 1111
Grant Cayman KY1-1102, Cayman Islands BWI
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
Investcorp Credit Management US LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,003,525 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,003,525 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,003,525 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
Investcorp BDC Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,003,525 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,003,525 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,003,525 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
SIPCO Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,003,525 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,003,525 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,003,525 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 12574Q103
1	NAMES OF REPORTING PERSONS
Investcorp S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
6,003,525 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
6,003,525 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,003,525 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D (this “Schedule 13D”) relates to beneficial ownership of certain shares of common stock, par value $0.001 per share (the “Common Stock”) of Investcorp Credit Management BDC, Inc., a Maryland corporation (the “Issuer” or the “Company”), and amends the initial statement on Schedule 13D filed by the reporting persons on October 4, 2019 (as amended prior to the date hereof, the “Original Filing”, and as amended by this Amendment No. 1, the “Statement”).  This Amendment No. 1 is being filed to correct the descriptions of certain arrangements described in the Original Filing.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given to them in the Original Filing.

On June 26, 2019, as previously reported by the Issuer and as described below, Investcorp BDC Holdings Limited (“IBDC”) and Investcorp Credit Management US LLC (“ICM”) entered into certain arrangements with the Issuer and certain of its stockholders (together, the “Agreements”) as a result of which IBDC and ICM may be deemed beneficial owners (within the meaning of Rule 13d-1 under the Exchange Act) of certain shares of the Issuer’s common stock held by certain of the Issuer’s stockholders.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date of this filing, IBDC has used approximately $23,000 of contributions from its members to acquire Common Stock of the Issuer.  In the future, the Reporting Persons may use funds derived from contributions to their members to acquire Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons entered into the Agreements to facilitate their business and for investment purposes.  The Reporting Persons intend to maintain the existing business relationships between ICM and the Issuer.  The information in Item 6 is incorporated by reference herein.  Except as described in this Schedule 13D, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedule 1 to this Schedule 13D, have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b)  See cover page for IBDC.  As of the date hereof, IBDC owns 3,521 shares of Common Stock purchased in open market transactions.

(c) None of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D, including on Schedule A hereto.

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions below of the SPA, Voting Agreements and ROFO Agreements (each as defined below below) are intended as a summary only and each is qualified in its entirety by reference to copies of such agreements filed as exhibits to this Schedule 13D and incorporated by reference herein.  The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.  Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Stock Purchase and Transaction Agreement

As previously announced by the Issuer, on June 26, 2019, the Issuer entered into a Stock Purchase and Transaction Agreement (the “SPA”) by and between the Company and IBDC, an affiliate of ICM. The SPA was entered into simultaneously with ICM’s entrance into a definitive interest purchase agreement to acquire a majority ownership interest in CM Investment Partners LLC (the “Adviser”), the investment adviser to the Company.

The transactions contemplated by the SPA closed on August 30, 2019, at which time the Adviser and the Issuer entered into a new advisory agreement (the “Advisory Agreement”), pursuant to which the Adviser acts as investment adviser to the Issuer, and a new administration agreement, pursuant to which the Adviser acts as the Issuer’s administrator.

Voting Agreements

ICM has entered into separate Voting Agreement (collectively, the “Voting Agreements”) with (i) certain funds managed by Cyrus Capital Partners, L.P. (the “Cyrus Funds”) and (ii) Stifel Venture Corp. (“Stifel”).  The Voting Agreements provide that the counterparties will participate in stockholder meetings and vote Common Stock owned by them on the date of the agreements (i) against, or otherwise not in favor of, electing one or more nominees to the Issuer’s Board proposed by a stockholder of the Issuer in connection with a proxy contest, (ii) against, or otherwise not in favor of, terminating the Advisory Agreement or approving any investment advisory agreement between the Issuer and any adviser other than the Adviser (or a successor thereof or another adviser of which ICM and its affiliates own at least 50% of the equity interests) and (iii) in favor of renewing or approving the Advisory Agreement.  Each Voting Agreement provides that such voting arrangements will terminate upon the earliest of (i) the Adviser (or a successor thereof in which ICM and its affiliates own, in the aggregate, at least 50% of the equity interests) no longer serving as the investment adviser to the Issuer, (ii) ICM and its affiliates no longer owning, in the aggregate, at least 50% of the equity interests in the Adviser, (iii) the Cyrus Funds (along with its affiliates) or Stifel (along with its affiliates), as applicable, owning less than 7.5% of the Common Stock, (iv) the date, if any, on which Michael C. Mauer is no longer the Co-Chief Investment Officer of the Adviser due to his termination without cause by the Adviser and (v) August 30, 2021 (the period prior to such determination, the “Restricted Voting Period”).

The Voting Agreements also provide that the Cyrus Funds and Stifel, respectively, shall not call a special meeting of stockholders to elect, remove or replace directors, to terminate the Advisory Agreement or to vote on any investment advisory agreement between the Issuer and any adviser other than the Adviser (or a successor thereof or another adviser of which ICM and its affiliates own at least 50% of the equity interests), nor will they grant any proxies or powers of attorney with respect to their Common Stock.  The Voting Agreements  terminate upon the earlier of (a) the date of termination of the SPA in accordance with its terms, (b) the date on which the parties agree in writing to terminate the Voting Agreement, (c) the expiration of the Restricted Voting Period and (d) the entry into a definitive agreement between the parties pursuant to which ICM acquires all of the counterparty’s Common Stock.

Right of First Offer Agreements

On August 30, 2019, IBDC entered into separate Right of First Offer Agreements (collectively, the “ROFO Agreements”) with (i) the Cyrus Funds and (ii) Stifel.  The ROFO Agreements provide that the Cyrus Funds and Stifel, as applicable, shall not sell, transfer, pledge, hypothecate, gift, bequest, devise, assign or otherwise dispose of Common Stock owned by them on the date of the agreements, unless pursuant to a permitted transfer or as set forth below.  Each ROFO Agreement provides that such arrangements will terminate upon the earliest of (i) the Adviser (or a successor thereof in which IBDC and its affiliates own, in the aggregate, at least 50% of the equity interests) no longer serving as the investment adviser to the Issuer, (ii) IBDC and its affiliates no longer owning, in the aggregate, at least 50% of the equity interests in the Adviser (or a successor thereof that serves as investment adviser to the Issuer), (iii) the Cyrus Funds (along with its affiliates) or Stifel (along with its affiliates), as applicable, owning less than 10% of the Common Stock and (iv) December 26, 2020 (the period prior to such determination, the “ROFO Period”).

If the Cyrus Funds or Stifel, as applicable, proposes to sell its Common Stock during the ROFO Period, it must provide notice to IBDC of the terms of the proposed sale at least three business days prior to the good faith estimate of the desired sale date.  IBDC may then purchase any or all of the Common Stock proposed to be sold, subject to certain minimum purchase amounts.  The foregoing right of first offer will not apply to the following permitted transfers: (i) transfer to affiliates that agree to be bound by the applicable ROFO Agreement, (ii) repurchases by the Issuer, (iii) certain sales pursuant to an effective registration statement and (iv) certain transfers pursuant to Rule 144 under the Securities Act of 1933.

Schedule A

Set forth below is a list of open market transactions in shares of the Common Stock which have been effected by the Reporting Persons in the past 60 days.  All such transactions were open market transactions.  The prices reported below are weighted average prices.  The shares were sold in multiple transactions at prices in the ranges reported below.  The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth below.

Trade Date	Entity	Purchase or Sale	Quantity	Weighted Average Price	Price Ranges
10/2/19	IBDC	Purchase	2,000	$6.5475	$6.45 – $6.64
10/3/19	IBDC	Purchase	920	$6.5040	$6.48 – $6.515
10/4/19	IBDC	Purchase	601	$6.5349	$6.49 – $6.60

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: October 7, 2019

INVESTCORP BDC HOLDINGS LIMITED, by The Director Ltd.		INVESTCORP CREDIT MANAGEMENT US LLC

By:	/s/ Toni Pinkerton	By:	/s/ Patrick Maloney
	Name: Toni Pinkerton		Name: Patrick Maloney
	Title: Director		Title: General Counsel

SIPCO HOLDINGS LIMITED		INVESTCORP S.A.

By:	/s/ Rasha Sabkar	By:	/s/ Daniele Vecchi
	Name: Rasha Sabkar		Name: Daniele Vecchi
	Title: Director		Title: Director